Exhibit 4.22

June 26, 2003

Mr. Cyril Talbot III:

Re: Employment Terms

Dear Mr. Talbot:

I am pleased to offer you continued employment in the position of Chief Financial Officer of Mad Catz Interactive, Inc. (“Mad Catz Interactive’) and Mad Catz, Inc. (the “Company”). We recognize that you fill a critical executive position and want to compensate you accordingly and provide financial security to you. This letter sets forth the terms of the Employment Agreement (the “Agreement”) that the Company is offering to you:

1. EMPLOYMENT BY THE COMPANY.

1.1 Title and Responsibilities. Subject to the terms set forth herein, Mad Catz Interactive and the Company agrees to continue to employ you in the position of Chief Financial Officer (“CFO”) and you hereby accept such continued employment effective as of the date listed above (“Effective Date”). You agree that you will devote your best efforts and substantially all of your business time and attention (except for vacation periods as set forth herein and reasonable periods of illness or other incapacity permitted by the Company’s general employment policies) to the business of the Company.

1.2 Executive Position. You will serve in an executive capacity and shall perform such duties as are reasonably assigned from time to time by your supervisor. You will report directly to Darren Richardson on operational and IT issues, to Morris Perlis on corporate and investor relations issues, and to the chairman of the board and the audit committee on audit and statutory compliance issues.

1.3 Company Employment Policies. Your employment relationship with the Company shall also be governed by the general employment policies and procedures of the Company, including those relating to protection of confidential information and assignment of inventions, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or procedures, this Agreement shall control.

1.4 Employment Period. In recognition of your important role with the Company, we have agreed that the duration of your employment, under this Agreement, is three years from the Effective Date (the “Contract Employment Period”) or to the date your employment is terminated in accordance with Section 6 of this Agreement. Unless this Agreement is terminated during the Contract Employment Period, this Agreement and the Contract Employment Period shall be automatically renewed for a one-year period. This Agreement and the Contract Employment Period shall then continue to be automatically renewed for successive one-year periods unless either party provides the other party with written notice of non-renewal at least 60 days prior to the date the Agreement and Contract Employment Period would otherwise automatically renew. Notwithstanding the foregoing, you understand that the employment relationship is “at will” in accordance with California law, and that either side may terminate the employment relationship at any time with or without cause, and with or without notice. However, if the Company terminates your employment during the Contract Employment Period for any reason other than for cause or reasons enumerated under Section 6.4, or if you resign for Good Reason during the Contract Employment Period, under Section 6.5, then you shall be entitled to a severance payment of one full year of regular base pay, in addition to any other severance benefits that may be negotiated between you and the Company. The Company’s payment of any severance compensation is conditioned upon execution of the Release Agreement attached hereto as Exhibit B.

2. COMPENSATION AND BENEFITS.

2.1 Base Salary. For services rendered hereunder, you shall receive an annualized base salary of two hundred thousand dollars ($200,000), less standard withholdings and deductions, payable in accordance with the Company’s standard payroll procedures. You will be considered for annual changes in base salary in accordance with Company policy and subject to review and approval by the Board of Directors (“Board.”)

2.2 Bonuses. You will be eligible, in your supervisor’s discretions for a bonus of up to 25% of your salary based on achieving company and personal objectives to be agreed with your supervisor.

2.3 Stock Options. You shall be entitled to participate in the stock option plan managed and controlled by the Board. The terms and conditions of the Plan for vesting and exercising shares shall continue to govern. Both the Plan and the written Option Agreement, pursuant to the Plan, are attached hereto and incorporated herein by reference.

In the event the terms of the Plan and this Agreement conflict, the provisions of this Agreement shall control.

2.4 Standard Company Benefits for Executives. You shall be entitled to all rights and benefits for which you are eligible under the terms and conditions of the standard Company benefits and compensation plans which may be in effect from time to time and provided by the Company to its executive level employees generally. You shall receive 4 weeks of Paid Time Off (“PTO”) per year and such PTO shall be governed by the Company’s policies on PTO, in effect from time to time.

2.5 Business Expense Reimbursement. The Company shall reimburse you for all reasonable travel, entertainment or other out-of-pocket expenses incurred by you in furtherance of or in connection with the performance of your duties hereunder, in accordance with the Company’s written expense reimbursement policies in effect from time to time.

2.6 Indemnification. You shall receive indemnification as a corporate officer of the Company to the maximum extent extended to the other executive officers of the Company. If so requested by the Board, you will be required to enter into the Company’s standard form of Indemnification Agreement, pursuant to which the Company agrees to advance any expenses for which indemnification is available to the extent allowed by applicable law.

3. PROPRIETARY INFORMATION OBLIGATIONS.

3.1 Proprietary Information Agreement. You agree to execute and abide by the Employee Proprietary Information and Inventions Agreement, attached hereto as Exhibit A.

3.2 Remedies. Your duties under the Employee Proprietary Information and Inventions Agreement shall survive termination of your employment with the Company. You acknowledge that a remedy at law for any breach or threatened breach by you of the provisions of the Employee Proprietary Information and Inventions Agreement would be inadequate and you therefore agree that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

4. OUTSIDE ACTIVITIES.

4.1 Activities. Except with the prior written consent of the Board, you will not during your employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which you are a passive investor. You may accept speaking or presentation engagements in exchange for honoraria and may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of your duties hereunder.

4.2 Investments and Interests. Except as permitted by Section 4.3, you agree not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by you to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

4.3 Non-Competition. During your employment by the Company, and for one year from termination, you will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, or in any capacity whatsoever engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever known by you to compete directly with the Company, anywhere in the world, in any line of business engaged in (or in which the Company plans to be engaged and you are aware of such plans as of the date your employment with the Company terminates) by the Company; provided, however, that anything above to the contrary notwithstanding, you may own, as a passive investor, securities of any competitor corporation, so long as your direct holdings in any one such corporation shall not in the aggregate constitute more than one percent (1%) of the voting stock of such corporation.

5. OTHER AGREEMENTS.

You represent and warrant that your employment by the Company will not conflict with and will not be constrained by any prior agreement or relationship with any third party. You represent and warrant that you will not disclose to the Company or use on behalf of the Company any confidential information governed by any agreement with any third party except in accordance with an agreement between the Company and any such third party. During your employment by the Company, you may use, in the performance of your duties, all information generally known and used by persons with training and experience comparable to your own and all information which is common knowledge in the industry or otherwise legally in the public domain.

6. TERMINATION OF EMPLOYMENT.

6.1 At-Will Employment. Your relationship with the Company is at-will. Both you and the Company shall have the right to terminate your employment with the Company at any time with or without Cause and with or without notice, provided that you may be removed from any position you hold as a member of the Company’s Board only in the manner provided by the Bylaws of the Company and applicable law.

6.2 Termination by Company for Cause. If the Company terminates your employment at any time for Cause (as defined below), your salary shall cease on the date of termination and you shall not be entitled to severance pay, pay in lieu of notice or any other such compensation other than payment of accrued salary and vacation and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All stock options and any unvested stock awards issued to you shall be controlled by the terms of the Plan.

(a) Definition. For purposes of this Agreement, “Cause” shall mean the occurrence of one or more of the following: (i) your unauthorized use or disclosure of confidential information or trade secrets of the Company, which use or disclosure causes material harm to the Company; (ii) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States, or any state thereunder; (iii) gross negligence in the performance of your duties to the Company, willful or habitual neglect of your duties or violation of Company policy, which is not cured by you within fourteen (14) days of receiving written notice of such breach from the Board; (iv) a willful act by you which constitutes gross misconduct and which causes material injury to the Company, which is not cured by you within fourteen (14) days of receiving written notice of such breach from the Board; or, (v) your material breach of the Employee Proprietary Information and Inventions Agreement attached hereto. Your physical or mental disability or death shall not constitute Cause hereunder. For purposes hereof, “gross negligence” in the performance of your duties to the Company shall only include such gross negligence which has resulted or is likely to result in substantial and material damage to the Company.

6.3 Your Voluntary Resignation. You may voluntarily terminate your employment with the Company at any time with or without notice, and with or without Good Reason (as defined in Section 6.6 below). In the event that you voluntarily terminate your employment other than for Good Reason, you will not be entitled to severance pay, pay in lieu of notice or any other such compensation other than payment of accrued salary and vacation and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All stock options and any unvested stock awards issued to you shall be controlled by the terms of the Plan.

6.4 Termination for Death or Disability. Your employment with the Company will be terminated in the event of your death, or any illness, disability or other incapacity that renders you physically or mentally unable regularly to perform your duties hereunder for a period in excess of one hundred twenty (120) consecutive days or more than one hundred eighty (180) days in any consecutive twelve (12) month period. The determination regarding whether you are physically or mentally unable regularly to perform your duties shall be made by the Board. Your inability to be physically present on the Company’s premises shall not constitute a presumption that you are unable to perform such duties. In the event that your employment with the Company is terminated for death or disability as described in this Section 6.4, you or your heirs, successors, and assigns shall not receive any compensation or benefits other than payment of accrued salary and vacation and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans. All stock options and any unvested stock awards issued to you shall be controlled by the terms of the Plan.

6.5 Your Resignation for Good Reason. You may resign your employment for Good Reason so long as you tender your resignation to the Company within sixty (60) days after the occurrence of the event which forms the basis for your termination for Good Reason.

For purposes of this Agreement, “Good Reason” shall mean any one of the following events which occurs on or after the commencement of your employment without your consent: (i) any reduction of your then existing annual base salary by more than ten percent (10%) unless comparable reductions are made for all other executive officers of the Company; (ii) any material reduction in the package of benefits and incentives, taken as a whole, provided to you (except that employee contributions may be raised to the extent of any cost increases imposed by third parties) or any action by the Company which would materially and adversely affect your participation or reduce your benefits under any such plans, except to the extent that such benefits and incentives of all other executive officers of the Company are similarly reduced; (iii) any material diminution of your duties, responsibilities, authority, reporting structure, excluding for this purpose an isolated or inadvertent action not taken in bad faith which is remedied by the Company immediately after notice thereof is given by you; (iv) any request that you relocate to a work site that would increase your one-way commute distance by more than fifty (50) miles from your then principal residence, unless you accept such relocation opportunity; (v) following a Change in Control, as defined in Section 7.1; or (v) any material breach by the Company of its obligations under this Agreement that is not remedied by Company within thirty (30) days of written notice of such breach from you.

7. CHANGE IN CONTROL.

7.1 Change In Control Definition. For purposes of this Agreement, Change in Control shall mean any of the following: (i) any consolidation or merger of the Company or Mad Catz Interactive with or into any other corporation or other entity or person, or any other corporate reorganization in which the stockholders of the Company or Mad Catz Interactive immediately prior to such consolidation, merger or reorganization by reason of the securities in the Company or Mad Catz Interactive owned by them prior to same, own less than fifty percent (50%) of the Company’s or Mad Catz Interactive voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company’s or Mad Catz Interactive’s voting power is transferred; or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company or the assets of Mad Catz Interactive.

8. RELEASE. Upon your termination of employment, you shall enter into and execute a release substantially in the form attached hereto as Exhibit B (the “Release”), as a condition of your receipt of any severance benefits (including, without limitation, any cash severance payment or accelerated vesting of shares) provided under this Agreement. Additionally, unless the Release is executed by you and becomes fully effective under the terms set forth in the Release, any acceleration of your stock awards as provided under this Agreement shall not apply and your stock awards in such event may be exercised following the date of your termination only to the extent provided under the Plan.

9. DISPUTE RESOLUTION. If a dispute arises between the parties, the parties agree to use the following dispute resolution procedure:

9.1 Meet and Confer. A meeting shall be held promptly between the parties, attended by individuals with decision-making authority regarding the dispute, to attempt, in good faith, to negotiate a resolution of the dispute.

9.2 Mediation. If within 15 days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, they agree to submit the dispute to mediation in San Diego, California, under the auspices of, and in accordance with the rules of, JAMS/Endispute (“JAMS”). The parties will jointly appoint a mutually acceptable mediator, seeking assistance in such regard from JAMS if they are unable to agree upon such appointment. The cost of the mediator and any administrative fee shall be shared equally by the parties. The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of not less than 15 days. If the parties are not successful in resolving the dispute through mediation, then the parties agree that the dispute shall be decided by arbitration as provided below.

9.3 Arbitration. If the parties have been unable to resolve their dispute through mediation, as provided above, any remaining controversy or claim arising out of, or relating to, the employment relationship or subject matter of this Agreement, or the making, performance or interpretation hereof, shall be decided by binding arbitration in San Diego, California. The arbitration shall be conducted under the auspices of, and in accordance with the rules of JAMS, by a neutral arbitrator who is mutually agreeable to the parties hereto, or appointed by JAMS if the parties cannot agree. There will be only one arbitrator appointed. The cost of the arbitrator and any administrative fees shall be shared equally by the parties. The arbitrator may award damages as well as equitable and declaratory relief. The arbitration award shall be final and conclusive upon the parties and a judgment or decree upon the award may be entered in any court having jurisdiction over the subject matter of the controversy.

9.4 Provisional Remedies and Injunctive Relief. Notwithstanding the agreement to submit disputes to negotiation, mediation and arbitration, as provided above, either party may seek from a court of competent jurisdiction any provisional or interim relief that is necessary to protect the rights or property of that party. Such provisional or interim relief may include, without limitation, restraining orders and other injunctive relief necessary to preserve the status quo based on claims for unfair competition and/or misappropriation of trade secrets and/or solicitation, as referenced in Exhibit A attached hereto.

Notice: by initialing in the space below, you are agreeing to have any dispute arising out of the matters included in the “Arbitration” provision decided by neutral arbitration as provided by law and you are giving up any rights you might possess to have the dispute litigated in a court or jury trial. By initialing in the space below, you are giving up your judicial rights to discovery and appeal. If you refuse to submit to arbitration after agreeing to this provision, you may be compelled to arbitrate under the authority of the California Code of Civil Procedure. Your agreement to this arbitration provision is voluntary.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE “ARBITRATION” PROVISION, WHICH INCLUDE ANY CLAIMS FOR WRONGFUL TERMINATION, DISCRIMINATION OR HARASSMENT, TO NEUTRAL BINDING ARBITRATION. BY PLACING THEIR INITIALS HERE, THE PARTIES AGREE TO BINDING ARBITRATION IN ACCORDANCE WITH THE FOREGOING PROVISION.

Company:	/s/ DR	Employee:	/s/ CT

10.	GENERAL PROVISIONS.

10.1 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but such invalid, illegal or unenforceable provision will be reformed, construed and enforced in such jurisdiction so as to render it valid, legal, and enforceable consistent with the intent of the parties insofar as possible.

10.2 Entire Agreement. This Agreement, together with the Employee Proprietary Information and Inventions Agreement, and any stock option or stock award agreements which may be entered into now or in the future between you and the Company, constitutes the entire agreement between you and the Company and it supersedes any prior agreement, promise, representation, or statement written or otherwise between you and the Company with regard to this subject matter. It is entered into without reliance on any promise, representation, statement or agreement other than those expressly contained or incorporated herein, and it cannot be modified or amended except in a writing signed by you and a duly authorized officer of the Company.

10.3 Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by you, the Company and you and their respective successors, assigns, heirs, executors and administrators, except that you may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

10.4 Governing Law. All questions concerning the performance, construction, validity and interpretation of this Agreement shall be governed by the law of the State of California, without regard to its conflicts of law doctrine, as applied to contracts made and to be performed entirely within California.

10.5 Notices. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed to have been effectively made or given if personally delivered, or if sent by facsimile, or mailed to the other party at its address set forth below, or at such other address as such party may designate by written notice to the other party hereto. Any effective notice hereunder shall be deemed given on the date personally delivered or on the date sent by facsimile or two business days after deposited in the United States mail (sent by Certified Mail, Return Receipt Requested), as the case may be, at the following address.

If to Company:	If to Employee:

Board of Directors
Mad Catz, Inc.	Cy Talbot
7480 Mission Valley Road
Suite 101
San Diego, California 92108

With a copy to:

Mad Catz’ legal department 7480 Mission Valley Road, Suite 101, San Diego, California 92108.

To indicate your acceptance of the Company’s offer of continued employment on these terms, please sign and date this Agreement in the space provided below and return it to me.

Sincerely,

/s/ DARREN RICHARDSON
Darren Richardson
For the Company, President and COO

/s/ MORRIS PERLIS
Morris Perlis, CEO and President
For Mad Catz Interactive, Inc.

ACCEPTED AND AGREED:

Cyril Talbot III

/s/ CYRIL TALBOT III
Signature

Date

EXHIBIT A

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In consideration this employment agreement, employee’s continued employment with the company and other good and valuable consideration, the receipt of which is hereby acknowledged by Mad Catz Inc., and Cy Talbot (collectively, the “Parties), the Parties hereby agree that that Agreement entitled AGREEMENT RELATING TO EMPLOYEE CONFIDENTIALITY, NON-DISCLOSURE AND ASSIGNMENT OF INVENTIONS, PATENTS, IDEAS AND DISCOVERIES and attached hereto as Exhibit A is hereby made part of this employment agreement.

EXHIBIT B

RELEASE AGREEMENT

I understand that my position with Mad Catz Interactive, Inc. and Mad Catz, Inc. (the “Company”) terminated effective             ,              (the “Separation Date”). The Company has agreed that if I choose to sign this Release, the Company will pay me certain severance benefits pursuant to the terms of the Employment Agreement (the “Agreement”) between myself and the Company, and any agreements incorporated therein by reference. I understand that I am not entitled to such benefits unless I sign this Release and it becomes fully effective. I understand that, regardless of whether I sign this Release, the Company will pay me all of my accrued salary and vacation through the Separation Date, to which I am entitled by law.

In consideration for the severance benefits I am receiving under the Agreement, I hereby release the Company and its officers, directors, agents, attorneys, employees, shareholders, parents, subsidiaries, and affiliates from any and all claims, liabilities, demands, causes of action, attorneys’ fees, damages or obligations of every kind and nature, whether they are now known or unknown, arising at any time prior to the date I sign this Release and which arise out of my employment or my termination of employment with the Company, including, without limitation, any such claims based on federal and state statutory and common law, breach of contract, tort, wrongful termination, discrimination, wages or benefits, or claims for any form of compensation for services. Notwithstanding the foregoing, I am not releasing any right of indemnification I may have for any liabilities arising from my actions within the course and scope of my employment with the Company. Notwithstanding anything herein to the contrary, the release described herein does not apply to any rights or obligations arising under this Release Agreement.

In releasing claims unknown to me at present, I am waiving all rights and benefits under Section 1542 of the California Civil Code, and any law or legal principle of similar effect in any jurisdiction: “A general release does not extend to claims which the creditor does not know or suspect to exist in your favor at the time of executing the release, which if known by him must have materially affected your settlement with the debtor.”

If I am forty (40) years of age or older as of the Separation Date, I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”). I also acknowledge that the consideration given for the waiver in the above paragraph is in addition to anything of value to which I was already entitled. I have been advised by this writing, as required by the ADEA that: (a) my waiver and release do not apply to any claims that may arise after my signing of this Release; (b) I should consult with an attorney prior to executing this Release; (c) I have twenty-one (21) days within which to consider this Release (although I may choose to voluntarily execute this Release earlier); (d) I have seven (7) days following the execution of this release to revoke the Release; and (e) this Release will not be effective until the eighth day after this Release has been signed both by me and by the Company (“Effective Date”).

Agreed:

[COMPANY]	[EMPLOYEE]

By:
[Name]
[Title]

Date:	Date: